Exhibit 8.1

Subsidiaries of Medicenna Therapeutics Corp.

Legal Name	Jurisdiction of Organization
Medicenna Biopharma Inc.	British Columbia, Canada
Medicenna Biopharma Inc.	Delaware, USA
Medicenna Australia PTY Ltd.	Australia